UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21 January 2014	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 17th January 2014 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about unaudited financial results for the third quarter ended on 31st December, 2013 as approved by the Board of Directors.

17th January, 2014

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Unaudited Financial Results for the quarter ended 31st December, 2013

We attach herewith one file containing the unaudited financial results of the Bank for the third quarter ended 31st December, 2013 and the Segment-wise Reporting, duly approved by the Board of Directors at its meeting held today i.e. on 17th January, 2014 and the press release issued by the Bank in this regard.

The aforesaid unaudited financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

							( in lacs)
	Particulars	Quarter ended 31.12.2013	Quarter ended 30.09.2013	Quarter ended 31.12.2012	Nine Months ended 31.12.2013	Nine Months ended 31.12.2012	Year Ended 31.03.2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	1059068	1009334	889040	3034698	2574096	3506487
	a) Interest / discount on advances / bills	818306	769211	690445	2319991	1973586	2682239
	b) Income on Investments	230940	229173	189296	681895	572441	782026
	c) Interest on balances with Reserve Bank of India and other inter bank funds	8515	8415	6773	27957	20383	28163
	d) Others	1307	2535	2526	4855	7686	14059
2	Other Income	214827	184435	192773	591822	504899	685262
3	TOTAL INCOME (1)+(2)	1273895	1193769	1081813	3626520	3078995	4191749
4	Interest Expended	595591	561681	490877	1681698	1422510	1925375
5	Operating Expenses (i)+(ii)	289507	293421	278800	886747	809995	1123612
	i) Employees cost	97297	103569	100393	311774	296005	396538
	ii) Other operating expenses	192210	189852	178407	574973	513990	727074
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	885098	855102	769677	2568445	2232505	3048987
7	Operating Profit before Provisions and Contingencies (3)-(6)	388797	338667	312136	1058075	846490	1142762
8	Provisions (other than tax) and Contingencies	38884	38593	40497	130189	137646	167700
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	349913	300074	271639	927886	708844	975062
11	Tax Expense	117343	101842	85732	312698	225200	302434
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	232570	198232	185907	615188	483644	672628
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	232570	198232	185907	615188	483644	672628
15	Paid up equity share capital (Face Value of 2/- each)	47892	47825	47361	47892	47361	47588
16	Reserves excluding revaluation reserves						3573826
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio
	(a) Basel II	NA	NA	17.0%	NA	17.0%	16.8%
	(b) Basel III	14.7%	14.6%	NA	14.7%	NA	NA
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	9.8	8.3	7.9	25.8	20.5	28.5
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	9.7	8.2	7.8	25.6	20.3	28.2
	(iv) NPA Ratios
	(a) Gross NPAs	301784	294171	243221	301784	243221	233464
	(b) Net NPAs	79734	76721	49580	79734	49580	46895
	(c) % of Gross NPAs to Gross Advances	1.0%	1.1%	1.0%	1.0%	1.0%	1.0%
	(d) % of Net NPAs to Net Advances	0.3%	0.3%	0.2%	0.3%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.5%	0.5%	0.5%	1.5%	1.4%	1.9%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1444372788	1441044575	1418689403	1444372788	1418689403	1429766866
	- Percentage of Shareholding	60.3%	60.3%	59.9%	60.3%	59.9%	60.1%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	407004657	406987485	406159962	407004657	406159962	406436064
	- Percentage of Shareholding	17.0%	17.0%	17.2%	17.0%	17.2%	17.1%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	22.7%	22.7%	22.9%	22.7%	22.9%	22.8%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

							( in lacs)
Particulars		Quarter ended 31.12.2013	Quarter ended 30.09.2013	Quarter ended 31.12.2012	Nine Months ended 31.12.2013	Nine Months ended 31.12.2012	Year Ended 31.03.2013
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	301530	304726	239664	911927	705463	971102
b)	Retail Banking	1065006	974274	908136	2992363	2571800	3491965
c)	Wholesale Banking	517842	488382	446179	1456406	1327844	1763382
d)	Other Banking Operations	132924	125015	105229	358107	273277	390256
e)	Unallocated	—	—	1963	258	5388	11277
	Total	2017302	1892397	1701171	5719061	4883772	6627982
	Less: Inter Segment Revenue	743407	698628	619358	2092541	1804777	2436233

	Income from Operations	1273895	1193769	1081813	3626520	3078995	4191749

2	Segment Results
a)	Treasury	8006	(10322)	8854	28665	20400	22500
b)	Retail Banking	151297	137201	122881	410648	324736	442415
c)	Wholesale Banking	154934	168520	127642	443974	346118	475196
d)	Other Banking Operations	61150	41148	45289	144426	105757	156412
e)	Unallocated	(25474)	(36473)	(33027)	(99827)	(88167)	(121461)

	Total Profit Before Tax	349913	300074	271639	927886	708844	975062

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	10436562	9551390	8998738	10436562	8998738	11480639
b)	Retail Banking	(11518070)	(10495893)	(8968409)	(11518070)	(8968409)	(9696648)
c)	Wholesale Banking	5711662	5445787	4032567	5711662	4032567	2429843
d)	Other Banking Operations	1113961	988798	972104	1113961	972104	1031495
e)	Unallocated	(1454981)	(1441565)	(1491389)	(1454981)	(1491389)	(1623915)

	Total	4289134	4048517	3543611	4289134	3543611	3621414

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes :

1	Statement of Assets and Liabilities as on December 31, 2013 is given below.

	( in lacs)
Particulars	As at 31.12.2013	As at 31.12.2012
	Unaudited	Unaudited
CAPITAL AND LIABILITIES
Capital	47892	47361
Reserves and Surplus	4241242	3496250
Deposits	34921516	28411857
Borrowings	4384845	3158464
Other Liabilities and Provisions	3217722	3258956

Total	46813217	38372888

ASSETS
Cash and Balances with Reserve Bank of India	2125138	1997493
Balances with Banks and Money at Call and Short notice	1393926	474503
Investments	11061648	9597875
Advances	29674161	24149325
Fixed Assets	293855	256927
Other Assets	2264489	1896765

Total	46813217	38372888

2	The above results have been approved by the Board of Directors at its meeting held on January 17, 2014
3	The results for the quarter and nine months ended December 31, 2013 have been subject to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The Bank has followed the same significant accounting policies in the preparation of the interim financial statements as those followed in the annual financial statements for the year ended March 31, 2013.
5	Commission paid to sales agents and subventions / fees received from dealers and manufacturers for originating retail asset products were reclassified under Operating Expenses and under Other Income respectively, effective year ended March 31, 2013. The net commission paid was hitherto reduced from Interest Income. Figures for the quarter and nine months ended December 31, 2012 have accordingly been regrouped / reclassified. The above change in classification has no impact on the profit of the Bank.
6	Recoveries from written off accounts and direct charge offs were reclassified under Other Income and under Operating Expenses respectively, effective year ended March 31, 2013. These were hitherto included in the specific loan loss charge under Provisions and Contingencies. Figures for the quarter and nine months ended December 31, 2012 have accordingly been regrouped / reclassified. The above change in classification has no impact on the profit of the Bank.
7	In accordance with the RBI circular DBOD.No.BP.BC.88/21.06.201/2012-13 dated March 28, 2013, banks are required to disclose capital adequacy ratio computed under Basel III capital regulations from the quarter ended June 30, 2013. Accordingly, details for previous periods are not applicable.
8	In accordance with RBI circular DBOD.No.BP.BC.2/21.06.201/2013-14 dated July 1, 2013, banks are required to make Pillar 3 disclosures under Basle III capital regulations. The Bank has made these disclosures which are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.
9	During the quarter and nine months ended December 31, 2013, the Bank allotted 3345385 and 15174515 shares pursuant to the exercise of stock options by certain employees.
10	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
11	As at December 31, 2013, the total number of branches (including extension counters) and ATM network stood at 3336 branches and 11473 ATMs respectively.
12	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2013:

Opening : Nil; Additions : 706; Disposals : 706; Closing position : Nil.

13	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
14	10 lac = 1 million

10 million = 1 crore

Place:	Mumbai	Aditya Puri
Date:	January 17, 2014	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2013

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and nine months ended December 31, 2013, at their meeting held in Mumbai on Friday, January 17, 2014. The accounts have been subject to a ‘Limited Review’ by the statutory auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2013

The Bank’s total income for the quarter ended December 31, 2013 was 12,739.0 crores, an increase of 17.8% over 10,818.1 crores for the quarter ended December 31, 2012. Net revenues (net interest income plus other income) were at 6,783.1 crores for the quarter ended December 31, 2013 as against 5,909.4 crores for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2013 accounted for 68.3% of net revenues and grew by 16.4% to 4,634.8 crores from 3,981.6 crores for the quarter ended December 31, 2012. Net interest margin for the quarter was at 4.2% as against 4.3% for corresponding quarter ended December 31, 2012.

Other income (non-interest revenue) at 2,148.3 crores was 31.7% of the net revenues for the quarter ended December 31, 2013 and grew by 11.4% over 1,927.7 crores in the corresponding quarter ended December 31, 2012. The four components of other income for the quarter ended December 31, 2013 were fees & commissions of 1,575.0 crores ( 1,413.5 crores in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of 333.2 crores ( 258.0 crores for the corresponding quarter of the previous year), gain on revaluation / sale of investments of 50.9 crores (gain of 135.8 crores for the quarter ended December 31, 2012) and miscellaneous income including recoveries of 189.1 crores ( 120.4 crores for the corresponding quarter of the previous year).

Operating expenses for the quarter were 2,895.1 crores, an increase of 3.8% over 2,788.0 crores during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 42.7% as against 47.2% for the corresponding quarter ended December 31, 2012. With asset quality remaining stable during the quarter, provisions and contingencies were 388.8 crores (consisting of specific loan loss and general provisions) for the quarter ended December 31, 2013 as against 405.0 crores for the corresponding quarter ended December 31, 2012.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

The profit before tax was 3,499.2 crores, an increase of 28.8% over the quarter ended December 31, 2012. The effective tax rate for the quarter ended December 31, 2013 was at 33.53% as against 31.56% for the corresponding quarter of the previous year primarily due to increase in income tax surcharge from 5% to 10%. After providing 1,173.4 crores for taxation, the Bank earned a net profit of 2,325.7 crores, an increase of 25.1% over the quarter ended December 31, 2012.

Balance Sheet: As of December 31, 2013

Total deposits as of December 31, 2013 were 349,215 crores, an increase of 22.9% over December 31, 2012. These included US$ 3.4 billion being deposits raised under the RBI window for attracting Foreign Currency Non-Resident (FCNR) deposits. Under this window the Bank could raise foreign currency denominated deposits and swap them into rupees with RBI at a concessional rate. Adjusted for FCNR deposits raised during the quarter, the total deposits growth rate would have been 15.5% and CASA ratio would be 43.7%. Savings account deposits grew 15.6% over the previous year to reach 94,705 crores.

Advances as of December 31, 2013 were 296,742 crores, an increase of 22.9% over December 31, 2012. The domestic loan growth was contributed by both retail and wholesale segments, with retail loans growing by 13.6% and wholesale loans by 22.1% resulting in a domestic loan mix between retail : wholesale of 54:46. Total advances in overseas branches as of December 31, 2013 were at 8.0% of the total advances as against 3.8% as of December 31, 2012.

Nine months ended December 31, 2013:

For the nine months ended December 31, 2013, the Bank earned a total income of 36,265.2 crores as against 30,790.0 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2013 were 19,448.2 crores, as against 16,564.9 crores for the nine months ended December 31, 2012, an increase of 17.4%. Net profit for the nine months ended December 31, 2013 was 6,151.9 crores, up by 27.2% over the corresponding nine months ended December 31, 2012.

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at December 31, 2013 (computed as per Basel III guidelines) stood at 14.7% as against a regulatory requirement of 9%. Of this, Tier-I CAR was 9.9%. These CAR ratios are based on net worth numbers which do not take into account the profits for nine months ended December 31, 2013. Had the same been included, the total CAR and Tier-I CAR would have been 16.2% and 11.5% respectively.

NETWORK

The Bank has continued its branch expansion and has added 274 branches in the current year up to December 31, 2013, of which 179 of these branches are in unbanked locations. As of December 31, 2013, the Bank’s distribution network was at 3,336 branches and 11,473 ATMs in 2,104 cities / towns as against 2,776 branches and 10,490 ATMs in 1,568 cities / towns as of December 31, 2012.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.0% of gross advances as on December 31, 2013, as against 1.1% as on September 30, 2013 and 1.0% as on December 31, 2012. Net non-performing assets were at 0.3% of net advances as on December 31, 2013. Total restructured loans (including applications under process for restructuring) were at 0.2% of gross advances as of December 31, 2013 as against 0.3% as of December 31, 2012.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, terrorist attacks in India, the United States or elsewhere,

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Mobile: 09323620828

neeraj.jha@hdfcbank.com

Regd. Office: HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013